                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

LOANS TO SUBSIDIARIES

     On January 25, 2005, we, Shinhan Financial Group, approved the extension of a loan to our subsidiaries, Good Morning Shinhan Securities and Shinhan Capital. We will fund this loan through the issuance of corporate bonds in the domestic market. For more details, please refer to the following summary of the transaction.


     < SUMMARY OF THE TRANSACTION >

     1.   LOAN TO GOOD MORNING SHINHAN SECURITIES

               (1) Name of the subsidiary (borrower):                   Good Morning Shinhan Securities
               (2) Transaction amount of the loan:                      KRW 70,000,000,000
               (3) Loan origination date:                               January 31, 2005
               (4) Total loans to Good Morning Shinhan Securities
                   (as of January 31, 2005):                            KRW 70,000,000,000
               (5) Maturity:                                            5.5 years
               (6) Interest rate:                                       5.25%
               (7) Date of approval:                                    January 25, 2005


     2.   LOAN TO SHINHAN CAPITAL SHINHAN CAPITAL

               (1) Name of the subsidiary (borrower):                   Shinhan Capital
               (2) Transaction amount of the loan:                      KRW 30,000,000,000
               (3) Loan origination date:                               January 31, 2005
               (4) Total loans to Shinhan Card:                         KRW 649,100,000,000
                   (as of January 31, 2005)
               (5) Maturity:                                            3 years
               (6) Interest rate:                                       Our domestic funding rate plus 20 basis points
               (7) Date of approval:                                    January 25, 2005


CAPITAL INVESTMENT OF SHINHAN BANK

     Under the reporting and disclosure rules of the Korea Stock Exchange and Financial Supervisory Service of Korea, Shinhan Bank should report its capital investment in 3(rd) party companies when the aggregate total amount of investment executed within the current fiscal year exceeds 2.5% of its total shareholder's equity.

(When calculating the investment amount, the previously reported investment amount should be excluded.). With the additional capital support for LG Card, Shinhan Bank's aggregate total amount of investment exceeded 2.5% of its total shareholder's equity on January 25, 2005.
     The following is a summary of the Shinhan Bank's capital investment from December 23, 2004 to January 25, 2005 that triggers SHB's disclosure requirement.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                              Accumulated
                                                                                                              % Ownership
                                                                   Acquisition           Acquisition Price     after the
       Name of Company                 Business Scope                  date                    (KRW)          acquisition
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               23-Dec-2004             4,369,777,410         1.68
-------------------------------------------------------------------------------------------------------------------------
      Hanmaum Financial             Work-out program for
          Company                    consumer creditor             23-Dec-2004             1,427,000,000         0.18
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               24-Dec-2004             2,248,865,610         1.71
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         24-Dec-2004               635,635,000         0.03
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               27-Dec-2004               248,125,870         1.71
-------------------------------------------------------------------------------------------------------------------------
        Samsung Corp.             Trading and Construction         27-Dec-2004             1,264,263,000         0.10
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               28-Dec-2004             9,152,794,650         1.83
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         28-Dec-2004             1,246,495,250         0.16
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               29-Dec-2004             1,147,926,780         1.85
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         30-Dec-2004               647,096,450         0.19
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               30-Dec-2004             1,707,147,440         1.87
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery                3-Jan-2005             1,132,932,800         1.88
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction          4-Jan-2005               258,258,000         0.21
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery                4-Jan-2005               197,064,860         1.89
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction          5-Jan-2005               126,626,500         0.21
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery                7-Jan-2005               682,496,810         1.90
-------------------------------------------------------------------------------------------------------------------------
Midas MK Private Equity Fund     Investment in Film Industry        7-Jan-2005               750,000,000        14.71
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         10-Jan-2005               394,894,500         0.23
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               10-Jan-2005             1,062,816,750         1.91
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         11-Jan-2005               264,264,000         0.24
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               11-Jan-2005               526,931,400         1.92
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         12-Jan-2005               328,828,500         0.26
-------------------------------------------------------------------------------------------------------------------------
 Korea Enterprise Data Corp          Credit Information            12-Jan-2005             1,500,000,000         2.09
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         17-Jan-2005             6,334,125,290         0.55
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               17-Jan-2005               283,779,490         1.92
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         18-Jan-2005             4,557,693,140         0.76
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               19-Jan-2005                96,756,660         1.93
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         19-Jan-2005             6,476,213,740         1.05
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         20-Jan-2005             1,904,302,400         1.14
-------------------------------------------------------------------------------------------------------------------------
       SK Corporation                   Oil Refinery               21-Jan-2005             1,069,380,310         1.94
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         21-Jan-2005             1,938,145,700         1.23
-------------------------------------------------------------------------------------------------------------------------
         Samsung SDI             Digital display and energy.       21-Jan-2005             1,118,417,300         0.02
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         24-Jan-2005             3,516,012,500         1.39
-------------------------------------------------------------------------------------------------------------------------
         Samsung SDI             Digital display and energy.       25-Jan-2005             1,126,125,000         0.04
-------------------------------------------------------------------------------------------------------------------------
     Samsung Corporation          Trading and Construction         25-Jan-2005             3,036,136,600         1.53
-------------------------------------------------------------------------------------------------------------------------
           LG Card                       Credit Card               25-Jan-2005            25,299,994,400            -
-------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : January 25, 2005